Exhibit 99.1

NICE Actimize Cloud-Based SURVEIL-X Secures 2023 RegTech Insight USA Award
for “Best e-Comms Surveillance Solution”

The award acknowledged NICE Actimize’s SURVEIL-X Communication Surveillance solution and its leadership in addressing today’s unique regulatory challenges

Hoboken, NJ, December 4, 2023 – NICE Actimize, (Nasdaq: NICE) was named a category winner in A-Team Group's 2023 RegTech Insight USA awards for “Best e-Comms Surveillance Solution.” Initially shortlisted by a panel of judges, NICE Actimize and its cloud-based SURVEIL-X Communication Surveillance solution was the recipient of the most online votes in its category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its independent RegTech advisory board.

These annual awards recognize leading providers of RegTech solutions that have successfully improved firms’ ability to respond to evolving and ever more complex regulatory requirements across the global financial services industry within North America.

NICE Actimize’s SURVEIL-X Communication Surveillance solution offers comprehensive coverage for all communication modalities (e-mail, chat, video, and voice), asset classes, and languages in a single cloud-ready solution. SURVEIL-X Communication Surveillance includes such advanced features as natural language understanding (NLU), built-in transcription, contextual querying, integrated case management, and interactive dashboards, along with proven risk detection models that weed out false positives, bolster efficiency, drive down costs and reduce regulatory risk.

“As regulatory fines exceed $2 billion in 2023, and are expected to increase, NICE Actimize communication surveillance solutions provide comprehensive coverage, key during this critical period of increased enforcement actions,” said Chris Wooten, EVP, Vertical Markets, NICE. “We thank the judges and voters for the RegTech Insight USA Awards for recognizing the innovation in our communications surveillance solution.”

“Congratulations to NICE Actimize for winning the Best e-Comms Surveillance Solution award in this year’s A-Team Group RegTech Insight Awards USA 2023. These awards celebrate the most innovative providers among the A-Team Group’s RegTech Insight community, and which demonstrate exceptional technology leadership in building solutions that solve today’s unique regulatory challenges,” said Angela Wilbraham, CEO of A-Team Group.

NICE Actimize’s SURVEIL-X Communication Surveillance solution monitors 100% of regulated employee communications, across all voice and electronic communication channels – turrets, desktop phones, mobile, email, instant messaging, chat, texts, social media, unified communications, and even document attachments.

To watch our on-demand Webinar on “Smarter Communication Surveillance with NLP,” please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.